UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

(Name of issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of class of securities)

16524K 108

(CUSIP number)

Ms. Jennifer M. Grigsby

Senior Vice President, Treasurer

and Corporate Secretary

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

and

Chesapeake Midstream Holdings, L.L.C.

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

(405) 935-1500

(Name, address and telephone number of person authorized to receive notices and communications)

with a copy to: Mr. Michael S. Telle Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2770 Telephone: (713) 221-1327 Fax: (713) 221-2113 December 29, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 16524K 108

(1)	Names of reporting persons Chesapeake Energy Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 68,242,727
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 68,242,727
(11)	Aggregate amount beneficially owned by each reporting person 68,242,727
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.1%
(14)	Type of reporting person (see instructions) HC; CO

SCHEDULE 13D

CUSIP No. 16524K 108

(1)	Names of reporting persons Chesapeake Midstream Holdings, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 68,242,727
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 68,242,727
(11)	Aggregate amount beneficially owned by each reporting person 68,242,727
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 46.1%
(14)	Type of reporting person (see instructions) HC; OO (Limited Liability Company)

STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 900 NW 63rd Street, Oklahoma City, Oklahoma 73118. The telephone number at that location is (405) 935-1500.

Item 2. Identity and Background

(a) — (c) The persons filing this statement are Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), and Chesapeake Midstream Holdings, L.L.C., a Delaware limited liability company (“CMH” and, together with Chesapeake, the “Reporting Persons”).

Chesapeake is a natural gas exploration and production company headquartered in Oklahoma City, Oklahoma. CMH is a wholly owned subsidiary of Chesapeake. The principal business address of Chesapeake is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The principal business address of CMH is 900 NW 63rd Street, Oklahoma City, Oklahoma 73118.

The names and present principal occupation or employment of the directors and executive officers of Chesapeake and the manager and executive officers of CMH are as listed below (collectively, the “Listed Persons”). Each of the Listed Person’s business address is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Unless otherwise indicated, all positions set forth below opposite an individual’s name refer to positions with each of Chesapeake and CMH.

Name	Position with Chesapeake and/or CMH
Aubrey K. McClendon	Chairman of the Board and Chief Executive Officer of Chesapeake; Chief Executive Officer of CMH
Richard K. Davidson	Director, Chesapeake
Kathleen Eisbrenner	Director, Chesapeake
V. Burns Hargis	Director, Chesapeake
Frank Keating	Director, Chesapeake
Charles T. Maxwell	Director, Chesapeake
Merrill A. Miller, Jr.	Director, Chesapeake
Don Nickles	Director, Chesapeake
Louis A. Simpson	Director, Chesapeake
Steven C. Dixon	Executive Vice President – Operations and Geosciences and Chief Operating Officer of Chesapeake; Executive Vice President – Operations and Geosciences of CMH
Douglas J. Jacobson	Executive Vice President – Acquisitions and Divestitures
Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer
Martha A. Burger	Senior Vice President – Human and Corporate Resources
Jennifer M. Grigsby	Senior Vice President, Treasurer and Corporate Secretary
Henry J. Hood	Senior Vice President – Land and Legal and General Counsel
Michael A. Johnson	Senior Vice President – Accounting, Controller and Chief Accounting Officer
J. Michael Stice	President and Chief Operating Officer of CMH
Chesapeake Midstream Operating, L.L.C.	Sole Manager of CMH

(d) — (f) None of Chesapeake, CMH or any of the Listed Persons have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Chesapeake is corporation organized under the laws of the State of Oklahoma. CMH is a limited liability company organized under the laws of the State of Delaware. Chesapeake Midstream Operating, L.L.C., a wholly owned subsidiary of Chesapeake, is a limited liability company organized under the laws of the State of Oklahoma. All of the other Listed Persons are citizens of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 9, 2012, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provision of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration

On December 28, 2011, Chesapeake MLP Operating, L.L.C. (“Buyer”), a wholly owned subsidiary of the Issuer, entered into a Unit Purchase Agreement (the “Agreement”) with Chesapeake Midstream Operating, L.L.C. (“Seller”), Chesapeake Midstream Development, L.P., Appalachia Midstream Services, L.L.C. (“AMS”) and, for certain limited purposes, Chesapeake Midstream Management, L.L.C. and the Issuer. All parties are subsidiaries or affiliates of the Reporting Persons. Pursuant to the terms of the Agreement, Buyer agreed to acquire 1,000 units of AMS representing 100% of the issued and outstanding membership units of AMS (the “Acquisition”) from Seller in exchange for 9,791,605 Common Units and $600 million in cash. The Acquisition closed, and the Reporting Persons acquired the Common Units, on December 29, 2011. The effective date of the Acquisition was December 31, 2011.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Common Units reported herein for investment purposes. The information from Item 3 is incorporated by reference herein in response to paragraph (b) of Schedule 13D promulgated under the Exchange Act. As of the date of this Schedule 13D, neither of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Listed Persons has any plans to engage in the transactions enumerated in paragraphs (a) and (c) through (j) of Schedule 13D promulgated under the Exchange Act, except that the Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Common Units on the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Units now owned or hereinafter acquired by them to one or more purchasers.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this report, the Reporting Persons beneficially own 33,704,666 Common Units, all of which Common Units are held directly by CMH. The 33,704,666 Common Units beneficially owned by the Reporting Persons represent approximately 42.7% of the outstanding Common Units.

CMH also owns 34,538,061 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units”). The Subordinated Units will convert automatically on a one-for-one basis into Common Units after the expiration of the subordination period, as defined in the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), which is incorporated by reference herein, and other circumstances as noted in the Partnership Agreement. The subordination period generally will end if the Issuer has earned and paid at least $1.35 on each outstanding Common Unit and Subordinated Unit and the corresponding distribution on its general partner’s 2.0% interest for each of three consecutive, non-overlapping four-quarter periods ending on or after June 30, 2013. The percentage of class reported for the Reporting Persons in this Schedule 13D is based on 78,876,643 Common Units and 69,076,122 Subordinated Units, pursuant to Rule 13(d)(1)(i) promulgated under the Exchange Act, outstanding on December 31, 2011.

In addition, as of the date of this report, certain of the Listed Persons beneficially own the number and percentage of Common Units set forth in the following table.

	September 30,	September 30,
Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Aubrey K. McClendon	53,700	*
Richard K. Davidson	53,127	*
Don Nickles	1,400	*
Domenic J. Dell’Osso, Jr.	6,000	*
Jennifer Grigsby	2,300	*
J. Michael Stice	13,614	*

*	Less than 1% of the class beneficially owned.

The percentages of class reported for the Listed Persons in this Schedule 13D are based on 78,876,643 Common Units outstanding on December 31, 2011.

(b) CMH, as the record holder of the Common Units reported herein, and Chesapeake, as the ultimate parent of CMH, share both voting power and dispositive power with respect to all of the Common Units reported herein. Mr. McClendon directly owns 6,100 of the Common Units reported in the table in Item 5(a) and has sole voting power and dispositive power with respect to those Common Units. Mr. McClendon’s spouse owns the remaining 47,600 Common Units listed in the table in Item 5(a) and she has sole voting power and dispositive power with respect to those Common Units. Mr. Davidson holds his shares through two trusts, the Davidson Richard GRAT 2011 III and the Davidson GRAT 2010 IV MLP, and Mr. Davidson, as trustee, has sole voting power and dispositive power with respect to all of the Common Units reported for him in the table in Item 5(a). Each of Messrs. Nickles, Dell’Osso and Stice and Ms. Grigsby has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) The information from Item 3 is incorporated by reference herein. In addition, in the last sixty days, Mr. Davidson through the trusts identified in Item 5(b) has made open market purchases of Common Units on the dates, in the amounts and at the prices listed below:

	September 30,	September 30,
Trade Date	Common Units Purchased	Price Per Unit
12/07/2011	273	$26.58
12/08/2011	401	26.31
12/09/2011	106	26.50
12/12/2011	1,029	26.49
12/13/2011	524	26.49
12/15/2011	920	26.56

(d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or any of the individuals listed in the table in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Common Units acquired by the Reporting Persons on December 29, 2011 were acquired in a private placement pursuant to the Agreement and are restricted securities. Certain transfer restrictions and voting rights of the holders of the Common Units and the allocation of profits and losses among the partners are set forth in the Partnership Agreement, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

2.1	Unit Purchase Agreement, dated December 28, 2011, by and among Chesapeake MLP Operating, L.L.C., Chesapeake Midstream Operating, L.L.C., Chesapeake Midstream Development, L.P., Appalachia Midstream Services, L.L.C. and, for certain limited purposes, Chesapeake Midstream Management, L.L.C. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed January 4, 2012 (File No. 001-34831)).

3.1	First Amended and Restated Agreement of Limited Partnership of Chesapeake Midstream Partners, L.P. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed August 5, 2010 (File No. 001-34831)).

99.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2012	Chesapeake Energy Corporation

	By:	/s/ Jennifer M. Grigsby
	Name:	Jennifer M. Grigsby
	Title:	Senior Vice President, Treasurer and Corporate Secretary

Chesapeake Midstream Holdings, L.L.C.

By:	/s/ Jennifer M. Grigsby
Name:	Jennifer M. Grigsby
Title:	Senior Vice President, Treasurer and Corporate Secretary